FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Material Change Report.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: March 4, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

March 4, 2005

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER:

Section 85(1) of the Act (British Columbia)

Section 146(1) of the Act (Alberta)

ITEM . Reporting Issuer

Anglo Swiss Resources Inc.

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

February 15, 2005*

ITEM 3. Press Release

The Press Release was issued in Vancouver, British Columbia, on February 17, 2005 via CCN Mathews News Service.

ITEM 4. Summary of Material Change

The Company announced that it has closed its previously announced property acquisition option for $50,000 and 200,000 common shares to be issued over the next four anniversary dates of the Agreement.

ITEM 5. Full Description of Material Change

The Company has entered into an Option to Purchase Agreement to acquire the Iva Fern  Group of claims effective February 1, 2005. The Option Agreement to purchase the claims provides for cash payments totaling $50,000 plus 200,000 common shares to be paid in installments on the anniversary dates of the Agreement, ending February 1, 2010.  The shares are issued over four years, 50,000 shares on February 1, 2005, 2006, 2007 & 2008.

* Exchange approval received on February 15, 2005.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 21st day of February, 2005.

ANGLO SWISS RESOURCES INC.

Per:

s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange